                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             7th LEVEL INC.
           --------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                817916109
           --------------------------------------------------------
                                 (CUSIP Number)

             Todd Mason, 100 Union Avenue, Cresskill, NJ 07626
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 13,1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
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CUSIP No. 817916109             Schedule 13D         Page  2  of  5  Pages
          ---------                                       ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     1.  Alpine Associates, a Limited Partnership     (ID. No.            )
     2.  Alpine Partners, L.P.                         (ID. No.            )

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 (2) Check the Appropriate Box if a Member of A Group             (a)   /x/
     of a Group*                                                  (b)  / /
     Alpine Associates, a Limited Partnership and Alpine Partners, L.P. are affiliated by virtue of a common general Partner and may therefore be deemed to be a group. Each disclaims beneficial interest in the other's Shares.
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds*
       C
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant   / /
     to Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     1.  New Jersey
     2.  New Jersey


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Number of Shares
 Beneficially Owned
 by Each Reporting
 Person With
                              (7) Sole Voting Power
                                  Alpine Associates L.P.    2,521,800
                                  Alpine Partners, L.P.       178,200

                              (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  Alpine Associates L.P.    2,521,800
                                  Alpine Partners, L.P.       178,200
                             --------------------------------------------------
                             (10) Shared Dispositive Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Alpine Associates L.P.           2,521,800
     Alpine Associates L.P.             178,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /  /

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(13) Percent of Class Represented by Amount in Row (11)
     Alpine Associates, L.P.  12.91%
     Alpine Partners, L.P.      .91%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     BD
     BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                        Page 3   of 5   Pages
                                                            ---    ---

ITEM 1.  SECURITY AND ISSUER

         Common Stock
         7th Level, Inc., 1110 East Collins Boulevard, Suite 122,
                          Richardson, Texas 75081


ITEM 2.  IDENTITY AND BACKGROUND
     Alpine Associates, a Limited Partnership, organized in New Jersey,
100 Union Avenue, Cresskill, New Jersey 07626, is a registered broker dealer which trades for its own account. Alpine Associates, a Limited Partnership is an affiliate of Alpine Partners, L.P. by virtue of a common general partner.

          (d)  None
          (e)  None

     Alpine Partners, L.P., organized in New Jersey, 100 Union Avenue, Cresskill, New Jersey 07626, is a registered broker dealer which trades for its own account. Alpine Partners, L.P. is an affiliate of Alpine Associates, a Limited Partnership by virtue of a common general partner.

           (d) None
           (e) None


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Alpine Associates, a Limited Partnership - general working capital.

     Alpine Partners, L.P. - general working capital.


ITEM 4.  PURPOSE OF TRANSACTION

     The acquisition was made by Alpine Associates, a Limited Partnership and

     Alpine Partners, L.P. for investment purposes.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Alpine Associates, a Limited Partnership, 2,521,800 shares of common stock (including 1,401,000 shares of common stock issuable upon conversion of Series B Preferred Stock held by Alpine Associates, a Limited Partnership, which is presently convertible).

             Alpine Partners, L.P., 178,200 shares of common stock (including 99,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock beneficially owned by Alpine Partners, L.P., which is presently convertible).

     (b) Alpine Associates, a Limited Partnership, as to 2,521,800 shares of common Stock (including 1,401,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by Alpine Associates, a Limited Partnership, which is presently convertible) has the sole power to vote and sole power to dispose.

             Alpine Partners, L.P. as to 178,200 shares of Common Stock (including 99 shares of Common Stock issuable upon conversion of Series B Preferred Stock beneficially owned by Alpine Partners, L.P., which is presently convertible) has the sole power to vote and sole power to dispose.

     (c) On May 6, 1998 Alpine Associates, a Limited Partnership purchased for $3,000,000 a Note in the principal amount of $3,000,000 and warrants to purchase 450,000 shares of common stock of 7th Level, Inc. at $.01 per share. Its affiliate, Alpine Partners, L.P., had a 6.6% interest in such acquisition. On June 15, 1998, the Warrant for 450,000 shares of Common Stock was exercised. On July 13, 1998, the $3,000,000 Note was converted to 3,000 shares of Series B Preferred Stock ($3,000,000 liquidation value), which is presently convertible into 1,500,000 shares of Common Stock and a Warrant to purchase 750,000 shares of Common Stock at $.01 per share. The 750,000 warrant was exercised on July 15, 1998.

              (d)  Not applicable
              (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                   None



                                                  Page 5 of  5  pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      / s /   Victoria Eckert
July 17, 1998                        ----------------------------------------
                                     Victoria Eckert, President, Eckert Corp.,
                                     General Partner of Alpine Associates,
                                     a Limited Partnership
                                     and Alpine Partners, L.P.